Part II: Activities of the Broker-Dealer Operator and its Affiliates Item 1: Broker-Dealer Operator Trading Activities

Item 7: Protection of Confidential Trading Information

d. Provide a summary of the roles and responsibilities of any Persons that have access to confidential trading information, the confidential trading information that is accessible by them, and the basis for the access.

Management , including the General Manager of Apex Institutional and CODA Markets President, ~~and CODA Markets Chief Sales Officer~~ has oversight responsibilities of CODA Markets, requiring access to both real-time and post-trade data.

The Compliance unit, comprised of a Chief Compliance Officer, Compliance Officer, Compliance Analyst and Data Analyst have CODA Markets responsibilities that require access to real-time and post-trade data. Those responsibilities include, but are not limited to, the supervision of CODA Markets; compliance program, supervisory reviews and testing, trade surveillance, research, investigation and the preparation and analysis of trade data.

~~The Sales unit, comprised of a Chief Sales Officer,~~ Business development and institutional support roles, require~~s~~ real-time and post-trade data for responsibilities including trade support, customization, Participant education and oversight.

The Technology unit is comprised of a Head of Technology and a team of developers and network engineers of former PDQ Enterprise employees who are now Apex FinTech Solutions Inc employees. Their responsibilities include oversight of the CODA and Apex FinTech Solutions Inc platforms, hardware and software support, data administration, reporting, network connectivity, data storage and system access. Access to real-time and post trade data allows the team to monitor their systems for, but not limited to performance, accurate order handling and capacity. Additional intraday support is provided by the technology team.